UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-26280

MORGAN STANLEY SMITH BARNEY SPECTRUM STRATEGIC L.P.

(Exact name of registrant as specified in its charter)

c/o Ceres Managed Futures LLC

522 Fifth Avenue, New York, New York 10036

(855) 672-4468

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Partnership

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Morgan Stanley Smith Barney Spectrum Strategic L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	/s/ Patrick T. Egan
Patrick T. Egan
President and Director of the General Partner

Date: January 8, 2019